Form 10-K405, Exhibit 13
period 1995-12-31
MARKEL CORP
filed 1996-03-22
CIK 803509

Selected Financial Data (dollars in millions, except per share data)



                                                          Years Ended December 31,

                                                     1995           1994         1993
                                                   ------        -------       ------
RESULTS OF OPERATIONS (1)
Earned premiums                                    $  285        $  243        $  193
Net investment income                                  43            29            24
Total operating revenues                              344           280           235
Net income                                             34            19            24

PRIMARY EARNINGS PER SHARE (2)
Core operations                                    $ 5.15        $ 3.77        $ 3.31
Net realized gains                                   1.39          0.45          1.83
Nonrecurring items                                      -             -             -
Amortization expense                                (0.39)        (0.89)        (0.91)
Net income                                         $ 6.15        $ 3.33        $ 4.23

FINANCIAL POSITION (1)(3)(4)
Total investments                                  $  909        $  612        $  597
Total assets                                        1,315         1,103         1,135
Unpaid losses and loss adjustment expenses            734           653           688
Long-term debt                                        107           101            78
Total shareholders' equity                            213           139           151

RATIO ANALYSIS
GAAP combined ratio                                    99%           97%           97%
Investment yield (5)                                    6%            5%            5%
Total return (6)                                       15%           (2%)          11%
Debt to total capital                                  33%           42%           34%
Return on average shareholders' equity                 20%           13%           18%

PER SHARE DATA (2)
Common shares  outstanding (in thousands)           5,422         5.387         5,414
Total investments                                $ 167.57       $113.55       $110.27
Book value                                          39.37       $ 25.71       $ 27.83
Growth in book value                                   53%           (8%)          38%
5-Year CAGR in book value (7)                          31%           17%           25%
Closing stock price                              $  75.50       $ 41.50       $ 39.38



                                     1992          1991       1990       1989        1988       1987       1986   10-Year CAGR(7)
                                   ------        ------      ------     ------      ------     ------      -----  ---------------
RESULTS OF OPERATIONS (1)
Earned premiums                    $  153        $  152      $   33     $   24      $   20     $   13      $  10      52%
Net investment income                  27            31           7          5           4          2          2      44%
Total operating revenues              206           223          73         48          37         28         25      36%
Net income                             26            14           6         14          11          7          5      42%

PRIMARY EARNINGS PER SHARE (2)
Core operations                    $ 3.03        $ 2.61      $ 1.76     $ 1.33      $ 1.61     $ 0.86      $0.98      32%
Net realized gains                   0.89          0.94        0.13       0.89        0.28       0.14       0.08       -
Nonrecurring items                   1.90          0.28       (0.41)      0.65        0.45       0.51       0.29       -
Amortization expense                (1.18)        (1.15)      (0.43)     (0.25)      (0.05)         -          -
Net income                         $ 4.64        $ 2.68      $ 1.05     $ 2.62      $ 2.29    $  1.51      $1.35      37%

FINANCIAL POSITION (1)(3)(4)
Total investments                  $  434        $  415      $  360     $   66      $   51    $    43      $  30      47%
Total assets                        1,129           700         670        196         147        104         57      43%
Unpaid losses and loss
  adjustment expenses                 733           346         302         31          27         22          6       -
Long-term debt                        101            94         127         44          24         21          3       -
Total shareholders' equity            109            83          55         60          45         20         15      51%

RATIO ANALYSIS
GAAP combined ratio                    97%          106%         81%        78%         84%        85%        78%      -
Investment yield (5)                    6%            7%         10%         8%          8%         8%         8%      -
Total return (6)                        7%           16%          8%        11%         11%         6%        10%      -
Debt to total capital                  48%           53%         70%        42%         35%        52%        15%      -
Return on average
  shareholders' equity                 27%           21%         10%        26%         33%        38%        55%      -

PER SHARE DATA (2)
Common shares  outstanding
  (in thousands)                    5,403         5,332       5,323      5,401       5,220      4,320      4,320       -
Total investments                  $80.27        $77.91      $67.59     $12.31      $ 9.71     $ 9.97      $6.92      41%
Book value                         $20.24        $15.59      $10.27     $11.69      $ 9.22     $ 4.66      $3.42      45%
Growth in book value                   30%           52%        (12%)       27%         98%        36%       268%      -
5-Year CAGR in book value (7)          34%           35%        -           -            -          -          -       -
Closing stock price                $31.25        $22.00      $11.75     $22.50      $15.42     $11.46      $8.13       -


(1) In December 1990, the Company acquired the remaining interests of a previously unconsolidated subsidiary, Shand/Evanston Group, Inc. (Shand/Evanston). Assets and liabilities reflect the consolidation of Shand/Evanston beginning in 1990, and income reflects the consolidation of the revenues and expenses of Shand/Evanston in 1991 and subsequent years.

(2) All per share amounts have been restated to reflect a 20% stock dividend in 1989.

(3) The change in accounting for net unrealized gains (losses) on fixed maturities in accordance with provisions of Statement of Financial Accounting Standards No. 115 affect 1993 and subsequent years.

(4) The gross reinsurance reporting provisions of Statement of Financial Accounting Standards No. 113 affect 1992 and subsequent years.

(5) Investment yield reflects net investment income as a percent of average invested assets.

(6) Total return includes net investment income, net realized investment gains and the change during the period between estimated fair value and the cost of fixed maturities and equity securities as a percent of average invested assets.

(7) CAGR - compound annual growth rate.

CONSOLIDATED BALANCE SHEETS

                                                                                             December 31,
                                                                                       1995                1994
                                                                                    ----------          ----------
                                                                                      (dollars in thousands)
ASSETS
Investments, available-for-sale,  at estimated fair value
    Fixed maturities (cost of  $683,568  in 1995 and  $441,983  in 1994)            $  706,055          $  423,114
    Equity  securities  (cost of $104,538 in 1995 and  $98,117 in 1994)                134,346             107,315
    Short-term  investments  (estimated fair value approximates cost)                   68,186              81,258

    Total Investments, Available-For-Sale                                              905,583             611,687
                                                                                    ----------          ----------

Cash and cash equivalents                                                               18,315              10,229
Receivables                                                                             47,210              71,561
Reinsurance  recoverable on unpaid losses                                              159,141             180,934
Reinsurance recoverable on paid losses                                                  20,404              45,163
Deferred policy  acquisition  costs                                                     32,024              26,064
Prepaid  reinsurance  premiums                                                          39,728              37,290
Property and equipment                                                                  27,729              43,288
Intangible assets                                                                       41,657              45,086
Other assets                                                                            19,746              32,186

    Total Assets                                                                    $1,314,537          $1,103,488
                                                                                    ==========          ==========

LIABILITIES AND SHAREHOLDERS'  EQUITY

Unpaid losses and loss adjustment expenses                                          $  734,409          $  652,930
Unearned premiums                                                                      170,697             146,553
Payables to insurance companies                                                         17,247              20,757
Long-term debt (estimated fair value of $109,189 in 1995 and $87,489 in 1994)          106,689             100,686
Other liabilities                                                                       72,053              44,061

    Total Liabilities                                                                1,101,095             964,987
                                                                                    ----------          ----------

Shareholders' equity
    Common stock                                                                        23,118              22,929
    Retained earnings                                                                  156,333             121,858
    Net unrealized  gains (losses) on fixed  maturities and equity  securities,
        net of tax expense of $18,304 in 1995 and tax benefit of $3,385 in 1994         33,991              (6,286)

    TOTAL SHAREHOLDERS' EQUITY                                                         213,442             138,501
                                                                                    ----------          ----------
Commitments and contingencies

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                                    $1,314,537          $1,103,488
                                                                                    ==========          ==========


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME

                                                                       Years Ended December 31,
                                                              1995             1994             1993
                                                            --------         --------         --------
                                                            (dollars in thousands, except per share data)


OPERATING REVENUES
Earned premiums                                             $285,146         $243,067         $192,607
Net investment income                                         42,981           29,110           23,512
Net realized gains from investment sales                      11,952            3,870           15,756
Other                                                          3,496            3,646            3,020

   Total Operating Revenues                                  343,575          279,693          234,895
                                                            --------         --------         --------

OPERATING EXPENSES
Losses and loss adjustment expenses                          186,655          156,169          119,463
Underwriting, acquisition and insurance expenses              96,113           80,681           67,255
Other                                                          1,642            2,386            3,193
Amortization of intangible assets                              2,778            7,051            7,190

   Total Operating Expenses                                  287,188          246,287          197,101
                                                            --------         --------         --------

   Operating Income                                           56,387           33,406           37,794
                                                            --------         --------         --------

Interest Expense                                               8,460            7,675            5,638

   Income Before Income Taxes                                 47,927           25,731           32,156
Income Taxes                                                  13,435            7,142            8,521

   NET INCOME                                               $ 34,492         $ 18,589         $ 23,635
                                                            ========         ========         ========

Earnings per share
   Primary                                                  $   6.15         $   3.33         $   4.23
                                                            ========         ========         ========

   Fully diluted                                            $   6.12         $   3.33          $  4.22
                                                            ========         ========         ========


See accompanying notes to consolidated financial statements.

Consolidated Statements of
Changes in Shareholders' Equity


                                                                             Years Ended December 31, 1993, 1994, 1995
                                                                    -----------------------------------------------------------
                                                                    Common       Common      Retained
                                                                    Shares       Stock       Earnings       Other        Total
                                                                    ------       -------     --------      -------     --------
                                                                                        (in thousands)

Balance at January 1, 1993                                           5,403       $22,636     $ 81,846      $ 4,860     $109,342
     Net income                                                          -             -       23,635            -       23,635
     Implementation of change in accounting
         for investments, net of taxes                                   -             -            -       17,552       17,552
     Issuance of common stock                                           11           169            -            -          169
     Other                                                               -             -          (20)           -          (20)
                                                                    ------       -------     --------      -------     --------

Balance at December 31, 1993                                         5,414        22,805      105,461       22,412      150,678
     Net income                                                          -             -       18,589            -       18,589
     Net unrealized depreciation of fixed maturities
         and equity securities, net of taxes                             -             -            -      (28,698)     (28,698)
     Issuance of common stock                                           19           124            -            -          124
     Repurchase of common stock                                        (46)            -       (2,175)           -       (2,175)
     Other                                                               -             -          (17)           -          (17)
                                                                    ------       -------     --------      -------     --------

Balance at December 31, 1994                                         5,387        22,929      121,858       (6,286)     138,501
     Net income                                                          -             -       34,492            -       34,492
     Net unrealized appreciation of fixed maturities
         and equity securities, net of taxes                             -             -            -       40,277       40,277
     Issuance of common stock                                           35           189            -            -          189
     Other                                                               -             -          (17)           -          (17)

BALANCE AT DECEMBER 31, 1995                                         5,422       $23,118     $156,333      $33,991     $213,442
                                                                    ======       =======     ========      =======     ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended December 31,
                                                                                  1995              1994           1993
                                                                               ---------         ---------      ---------
                                                                                          (dollars in thousands)

OPERATING ACTIVITIES
Net income                                                                     $  34,492         $  18,589      $  23,635
Adjustments to reconcile net income to net cash provided by
 operating activities
         Deferred income tax expense (benefit)                                     1,374             4,328         (1,131)
         Depreciation and amortization                                            11,088            15,361         13,037
         Net realized gains from investment sales                                (11,952)           (3,870)       (15,756)
         Proceeds from reinsurer  commutations and other settlements              82,637            31,818         65,900
         Increase in receivables                                                    (296)          (10,261)       (16,234)
         Increase in deferred  policy  acquisition  costs                         (3,563)           (2,513)        (9,708)
         Increase (decrease) in unpaid losses and loss
            adjustment expenses, net                                              43,133           (21,224)         7,731
         Increase in unearned premiums, net                                       12,393            14,014         29,252
         Increase (decrease) in payables to insurance companies                   (7,270)           13,782         (3,202)
         Increase (decrease) in current income taxes                                (894)           (2,344)         2,469
         Other                                                                     7,867             3,310         (3,981)
                                                                               ---------         ---------      ---------

         NET CASH PROVIDED BY OPERATING ACTIVITIES                               169,009            60,990         92,012
                                                                               =========         =========      =========

INVESTING ACTIVITIES
   Proceeds from sales of fixed maturities and equity  securities                586,121           344,433        454,392
   Proceeds from maturities of fixed maturities                                   35,993            15,983         33,129
   Cost of fixed maturities and equity securities purchased                     (793,058)         (400,936)      (585,396)
   Net change in short-term investments                                           13,076           (17,099)         3,998
   Purchase of Lincoln Insurance Company, net of cash acquired                   (21,747)                -              -
   Net proceeds from sale of buildings                                            19,068                 -              -
   Decrease in funds held in escrow                                                    -                 -         20,055
   Additions to property and equipment                                            (4,509)           (7,025)        (4,644)
   Other                                                                          (1,989)            1,469         (1,452)
                                                                               ---------         ---------      ---------

         NET CASH USED BY INVESTING ACTIVITIES                                  (167,045)          (63,175)       (79,918)
                                                                               =========         =========      =========

FINANCING ACTIVITIES
   Borrowings under credit facility                                               27,500                 -              -
   Net proceeds from issuance of long-term debt                                        -            29,280         83,375
   Repayments of long-term debt and credit facility                              (21,550)           (7,550)      (107,195)
   Retirement of capital lease                                                         -           (19,584)             -
   Other                                                                             172            (2,118)           140

         NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                          6,122                28        (23,320)
                                                                               =========         =========      =========

Increase (decrease) in cash and cash equivalents                                   8,086            (2,157)       (11,226)
Cash and cash equivalents at beginning of year                                    10,229            12,386         23,612

Cash and cash equivalents at end of year                                       $  18,315          $ 10,229      $  12,386
                                                                               =========         =========      =========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Summary of    The Company  underwrites  specialty  insurance  products  and
   Significant   programs to niche markets.  Significant  areas of underwriting
   Accounting    include professional and products liability,  excess and
   Policies      surplus lines, specialty programs and specialty personal and commercial lines.

                 a) PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS. Generally accepted accounting principles require management to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

                 The consolidated financial statements include the accounts of Markel Corporation and all subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

                 b) INVESTMENTS. All investments are considered available-for-sale and are recorded at estimated fair value, generally based on quoted market prices. The net unrealized gains or losses on investments, net of deferred income taxes, are included as a separate component of shareholders' equity. A decline in the fair value of any investment below cost that is deemed other than temporary is charged to earnings, resulting in a new cost basis for the security.

                 Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the first in, first out method for determining the cost of securities sold.

                 c) CASH EQUIVALENTS. The Company considers overnight deposits to be cash equivalents for purposes of the consolidated statements of cash flows.

                 d) DEFERRED POLICY ACQUISITION COSTS. Costs directly related to the acquisition of insurance premiums, such as commissions to agents and brokers, are deferred and amortized over the related policy period, generally one year. If it is determined that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.

                 e) PROPERTY AND EQUIPMENT. Owned property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization of buildings and equipment are calculated using the straight-line method over the respective estimated service lives.

                 f) INTANGIBLE ASSETS. Policy renewal rights represent the value attributable to renewal rights for lines of businesses acquired and are amortized using either the straight-line or accelerated methods over the estimated lives of the businesses acquired, generally seven to ten years. Goodwill is amortized using the straight-line method, generally over 40 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over its remaining life can be recovered through the undiscounted future operating cash flows of the acquired operations.

1. Summary of    g) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES. Unpaid losses
   Significant   and loss adjustment expenses are based on  evaluations  of
   Accounting    reported  claims and estimates for losses and loss adjustment
   Policies      expenses incurred but not reported. Estimates for losses and
   (continued)   loss  adjustment  expenses  incurred  but not  reported  are based on reserve development studies. The reserves recorded are estimates, and the ultimate liability may be greater than or less than the estimates; however, management believes the reserves are adequate.

                 h) REVENUE RECOGNITION. Insurance premiums are earned on a pro rata basis over the policy period, generally one year. Profit-sharing commissions from reinsurers are recognized when received and earned and are netted against policy acquisition costs. Reinsurance premiums ceded are netted against premiums written.

                 i) INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

                 j) EARNINGS PER SHARE. Primary earnings per share is computed by dividing net income, less required dividends on redeemable preferred stock, by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding includes the weighted average common equivalent shares attributable to dilutive stock options. Fully diluted earnings per share is computed using the weighted average common shares outstanding during the year, including the maximum dilutive effect of common equivalent shares.

                 k) DERIVATIVE FINANCIAL INSTRUMENTS. The Company is not currently a party to any derivative financial instruments as defined by Statement of Financial Accounting Standards No. 119.

                 l) RECLASSIFICATIONS. Certain reclassifications of prior years' amounts have been made to conform with 1995 presentations.

2. Investments

a) Following is a summary of investments (dollars in thousands):

                                                                           December 31, 1995
                                                                     Gross          Gross       Estimated
                                                    Amortized      Unrealized    Unrealized        Fair
                                                      Cost           Gains         Losses         Value
                                                    ---------      ----------    ----------     ---------
Fixed maturities
  U.S. Treasury securities and obligations
    of U.S. government agencies                     $211,779         $ 4,384      $   (212)      $215,951
  Obligations of states and political
    subdivisions                                     109,314           3,674          (177)       112,811
  Corporate securities                               360,471          15,967        (1,294)       375,144
  Other debt securities                                2,004             145             -          2,149
                                                    ---------      ----------    ----------     ---------

  Total fixed maturities                             683,568          24,170        (1,683)       706,055
Equity securities                                    104,538          40,542       (10,734)       134,346
Short-term investments                                68,182               -             -         68,182

    TOTAL                                           $856,288         $64,712      $(12,417)      $908,538
                                                    =========      ==========    ==========     =========




                                                                      December 31, 1994
                                                                     Gross          Gross       Estimated
                                                    Amortized      Unrealized    Unrealized        Fair
                                                      Cost           Gains         Losses         Value
                                                    ---------      ----------    ----------     ---------

Fixed maturities
  U.S. Treasury securities and obligations
    of U.S. government agencies                     $147,042         $     7      $(11,176)      $135,873
  Obligations of states and political
    subdivisions                                     182,252             509        (4,482)       178,279
  Corporate securities                               111,109           2,848        (6,665)       107,292
  Other debt securities                                1,580              90             -          1,670
                                                    ---------      ----------    ----------     ---------

  Total fixed maturities                             441,983           3,454       (22,323)       423,114
Equity securities                                     98,117          23,388       (14,190)       107,315
Short-term investments                                81,258               -             -         81,258

    TOTAL                                           $621,358         $26,842      $(36,513)      $611,687
                                                    =========      ==========    ==========     =========




b) The amortized cost and estimated fair value of fixed maturities at December 31, 1995 are shown below by contractual maturity (dollars in thousands):

                                                                       Estimated
                                                     Amortized            Fair
                                                        Cost             Value
                                                     ---------         ---------
Due in one year or less                              $ 19,905          $ 20,000
Due after one year  through  five  years              208,614           212,776
Due after  five years through ten years               247,011           254,113
Due after ten years                                   208,038           219,166
                                                     ---------         ---------

         TOTAL                                       $683,568          $706,055
                                                     =========         =========

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower. Based on expected maturities, the estimated average duration of the fixed maturities was 4.3 years.

C)   Components of net investment income were as follows (dollars in thousands):


                                               Years Ended December 31,
                                            1995         1994        1993
                                          -------      -------     -------
Interest
  Municipal bonds (tax-exempt)            $ 6,900      $ 7,784     $ 6,093
  Taxable bonds                            31,042       18,299      15,336
  Short-term investments, including
    overnight deposits                      3,969        2,691       3,062
  Dividends on equity securities            3,675        2,804       2,229
                                          -------      -------     -------

                                           45,586       31,578      26,720
Less investment expenses                    2,605        2,468       3,208
                                          -------      -------     -------

  NET INVESTMENT INCOME                   $42,981      $29,110     $23,512
                                          =======      =======     =======




d) The following table presents the Company's realized gains and losses from investment sales and the change in gross unrealized gains (losses) (dollars in thousands):


                                                     Years Ended December 31,
                                                   1995       1994        1993
                                                 --------   --------    -------
Realized gains
     Fixed maturities                            $ 13,861   $  8,894    $15,162
     Equity securities                              9,838      5,569      8,070
                                                 --------   --------    -------

                                                   23,699     14,463     23,232

Realized losses
     Fixed maturities                              (9,281)    (9,621)    (5,947)
     Equity securities                             (2,466)      (972)    (1,529)
                                                 --------   --------    -------

                                                  (11,747)   (10,593)    (7,476)
                                                 --------   --------    -------


     Net Realized Gains from Investment Sales    $ 11,952   $  3,870    $15,756
                                                 ========   ========    =======

Change in gross unrealized gains (losses)
     Fixed maturities                            $ 41,356   $(31,029)   $   844
     Equity securities                             20,610    (13,121)    14,955
                                                 --------   --------    -------

     Net Increase (Decrease)                     $ 61,966   $(44,150)   $15,799
                                                 ========   ========    =======


e) Investments with a carrying value of $30.0 million and $22.9 million were on deposit with regulatory authorities at December 31, 1995 and 1994, respectively.

f) At December 31, 1995, there were no investments in any one issuer, other than U.S. Treasury securities and obligations of U.S. government agencies, that exceeded 10% of consolidated shareholders' equity.

3. Receivables

Following are the components of receivables (dollars in thousands):

                                                                 December 31,
                                                             1995          1994
                                                           -------       -------
Agents' balances and premiums in course of collection      $39,326       $36,144
Less allowance for doubtful receivables                      2,201         1,725
                                                           -------       -------

                                                            37,125        34,419
Other                                                       10,085        37,142
                                                           -------       -------

     RECEIVABLES                                           $47,210       $71,561
                                                           =======       =======



Included in other receivables at December 31, 1994 is $28 million due from Alexander & Alexander, Inc. (A&A) (see Note 13a).



4. Deferred Policy Acquisition Costs

The following reflects the amounts of policy costs deferred and amortized (dollars in thousands):


                                               Years Ended December 31,
                                              1995        1994       1993
                                           --------     --------   --------

Balance, beginning of year                 $ 26,064     $ 23,551   $ 13,843
Policy acquisition costs deferred            72,748       61,299     54,806
Amortization charged to expense             (66,788)     (58,786)   (45,098)
                                           --------     --------   --------

     DEFERRED POLICY ACQUISITION COSTS     $ 32,024     $ 26,064   $ 23,551
                                           ========     ========   ========

5. Property and Equipment

Following are the components of property and equipment (dollars in thousands):

                                                         December 31,
                                                      1995        1994
                                                    --------   --------
Land                                                $  2,372   $  3,628
Buildings and building equipment                      24,221     39,771
Furniture and equipment                               22,772     19,182
Other                                                    130        609
                                                    --------   --------

                                                      49,495     63,190
Less accumulated depreciation and amortization        21,766     19,902
                                                    --------   --------

     PROPERTY AND EQUIPMENT                         $ 27,729   $ 43,288
                                                    ========   ========


Depreciation and amortization expense of property and equipment was $6.0
million, $5.0   million and $4.0 million for the years ended December 31, 1995,
1994 and 1993, respectively.

Total rental expense for the years ended December 31, 1995, 1994 and 1993 was approximately $1.9 million, $1.0 million and $0.9 million, respectively.

During 1995, the Company entered into sale-leaseback agreements related to its home office facilities in Richmond, Virginia. The Company sold the properties which house its corporate offices and Richmond-based underwriting units for approximately $19.1 million after expenses and concurrently entered into ten to twelve year lease agreements with the buyers. The Company realized a $4.9 million gain on the sale of the properties which is being deferred and amortized over the terms of the operating leases.

In addition, the Company has other office facilities, furniture and equipment under operating leases with remaining terms ranging from 24 months to 68 months.

Minimum annual rental commitments for noncancelable operating leases at December 31, 1995 were as follows (dollars in thousands):

Year Ending December 31,

     1996                      $ 2,692
     1997                        2,837
     1998                        2,675
     1999                        2,577
     2000                        2,581
     2001 and thereafter        12,380
                               -------
     Total                     $26,192
                               =======

6. Intangible Assets

Following are the components of intangible assets (dollars in thousands):

                                            December 31,
                                         1995        1994
                                       --------     --------
Goodwill                               $ 36,628     $ 38,964
Policy renewal rights                     5,029        6,122
                                       --------     --------

     INTANGIBLE ASSETS                 $ 41,657     $ 45,086
                                       ========     ========


Accumulated amortization related to intangible assets was $14.9 million and $12.2 million at December 31, 1995 and 1994, respectively.

7. Income Taxes

Income tax expense (benefit) on income before income taxes, substantially all of which was federal tax expense, consists of (dollars in thousands):


             Current         Deferred         Total
             --------        --------        --------
1995         $ 12,061        $  1,374        $ 13,435
1994         $  2,814        $  4,328        $  7,142
1993         $  9,652        $ (1,131)       $  8,521


The Company made income tax payments of $13.0 million in 1995, $5.2 million in 1994 and $7.2 million in 1993. Income taxes currently payable were $0.2 million and $0.9 million at December 31, 1995 and 1994, respectively.

Reconciliations of the U.S. corporate income tax rate and the effective tax rate on income before income taxes are as follows:

                                                    Years Ended December 31,
                                                      1995    1994    1993
                                                      ----    ----    ----
U.S. corporate tax rate                                35%     35%     35%
Tax-exempt investment income                           (6)    (11)     (7)
Amortization of intangibles                             1       2       2
Change in tax rate on deferred tax assets
   and liabilities                                      -       -      (1)
Other                                                  (2)      2      (2)
                                                      ----    ----    ----

     EFFECTIVE TAX RATE                                28%     28%     27%
                                                      ====    ====    ====

The components of the net deferred tax asset (liability) were as follows (dollars in thousands):


                                                                           December 31,
                                                                      1995             1994
                                                                    --------         --------
Assets
     Income reported in different periods for
         financial reporting and tax purposes                       $ 10,409         $  4,276
     Unpaid losses and loss adjustment expenses,
         nondeductible portion for income tax purposes                42,558           39,259
     Unearned premiums, adjustment for income tax purposes             9,168            7,648
     Investments, net unrealized losses                                    -            3,385
     Other                                                               815              563
                                                                    --------         --------

     Total gross deferred tax assets                                  62,950           55,131
                                                                    --------         --------

Liabilities
     Property and equipment, depreciation                              3,069            2,361
     Deferred policy acquisition costs                                11,208            9,122
     Safe harbor  leases                                              10,224           11,480
     Investments, net  unrealized  gains                              18,304                -
     Differences between financial reporting and
         tax bases of assets acquired                                 22,849           16,256
     Other                                                             1,169            1,000
                                                                    --------         --------

     Total gross deferred tax liabilities                             66,823           40,219
                                                                    --------         --------

         DEFERRED TAX ASSET (LIABILITY), NET                        $ (3,873)        $ 14,912
                                                                    ========         ========



The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary. The Company expects to realize all of its $63.0 million gross deferred tax assets existing at December 31, 1995 through the reversal of existing temporary differences attributable to the gross deferred tax liabilities and the application of the carryback provisions of the Internal Revenue Code.

Federal tax returns through 1990 have been examined and are no longer subject to adjustment by the Internal Revenue Service (IRS). The IRS has also examined tax returns for 1991 through 1994. While the IRS has not issued its final report, management believes the outcome of the examination will not have a material adverse effect on consolidated earnings.

8. Unpaid Losses and Loss Adjustment Expenses

The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expenses (dollars in thousands):

                                                                Years Ended December 31,
                                                           1995            1994            1993
                                                         --------        --------        --------
NET RESERVES FOR LOSSES AND LOSS ADJUSTMENT
     EXPENSES, BEGINNING OF YEAR                         $471,996        $426,796        $353,114
     Commutations and other settlements                    54,637          59,818          65,900
     Lincoln Insurance Company reserves for
        losses and loss adjustment expenses at
        acquisition date                                   35,233               -               -
                                                         --------        --------        --------

RESTATED NET RESERVES FOR LOSSES
     AND LOSS ADJUSTMENT EXPENSES,
     BEGINNING OF YEAR                                   $561,866         486,614        $419,014

Incurred losses and loss adjustment expenses
     Current year                                         195,448         159,730         125,454
     Prior years                                           (8,793)         (3,561)         (5,991)
                                                         --------        --------        --------

TOTAL INCURRED LOSSES AND
     LOSS ADJUSTMENT EXPENSES                             186,655         156,169         119,463

Payments
     Current year                                          42,002          27,456          22,253
     Prior years                                          131,251         144,376          93,646
                                                         --------        --------        --------

TOTAL PAYMENTS                                            173,253         171,832         115,899

Other                                                           -           1,045           4,218
                                                         --------        --------        --------

NET RESERVES FOR LOSSES AND LOSS
     ADJUSTMENT EXPENSES, END OF YEAR                     575,268         471,996         426,796
                                                         --------        --------        --------

Reinsurance recoverable on unpaid losses                  159,141         180,934         261,037
                                                         --------        --------        --------

GROSS RESERVES FOR LOSSES AND LOSS
     ADJUSTMENT EXPENSES, END OF YEAR                    $734,409        $652,930        $687,833
                                                         ========        ========        ========


The provision for prior years decreased in 1995, 1994 and 1993. Inherent in the Company's reserving practices is the desire to have reserves more likely to prove to be redundant than deficient. Furthermore, the Company's philosophy is to price its insurance products to make an underwriting profit, not to increase written premiums.

Management continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claim payments and other information, but there remain many reasons for potential adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in the loss estimation process have become increasingly subject to changes in social and legal trends. In recent years, these trends have expanded the liability of insureds, established new liabilities and reinterpreted contracts to provide unanticipated coverage long after the related policies were written. Such changes from past experience significantly affect the ability of insurers to estimate reserves for unpaid losses and related expenses.

Management recognizes the higher variability associated with certain exposures and books of business and considers this factor when establishing loss reserves. Management currently believes the Company's gross and net reserves, including the reserves for environmental impairment liability (EIL) and toxic tort exposures, are adequate. The Company has shown redundancies in 1987 and subsequent years.

The net reserves for losses and loss adjustment expenses maintained by the Company's insurance subsidiaries are equal under both statutory and generally accepted accounting principles. However, certain reserves for claim handling expenses are maintained by the Company's underwriting management subsidiaries, in accordance with the contractual obligations of these subsidiaries. As a result, the consolidated net reserves for losses and loss adjustment expenses will be different from the statutory net reserves for losses and loss adjustment expenses by those amounts.

9. Long-Term Debt

Long-term debt consists of the following (dollars in thousands):

                                                   December 31,
                                                 1995         1994
                                               --------     --------
7.25% notes,  due  November  1,  2003,
    interest  payable  semi-annually,
    net of unamortized discount of $411
    in 1995 and $464 in 1994                   $ 99,589     $ 99,536

9% subordinated debentures, due
    December 19, 1997, interest
    payable annually                                  -        1,000

6.63% borrowings under revolving credit
   facility, due June 30, 1997                    7,000            -
Other                                               100          150
                                               --------     --------

     LONG-TERM DEBT                            $106,689     $100,686
                                               ========     ========

The notes due November 1, 2003 are not redeemable or subject to any sinking fund requirements and have an effective cost of approximately 7.54%. The estimated fair value of the Company's long-term debt is based on quoted market prices at the reporting date.

In 1994, the Company arranged a revolving credit facility which provides up to $40.0 million for working capital and other general corporate purposes. Outstanding balances under the revolving credit facility bear interest based either on the prime rate, the London Interbank Offered Rate, or the individual bank's certificate of deposit rate.

Following is a schedule of future principal payments due on long-term debt as of December 31, 1995 (dollars in thousands):


Years Ending December 31,

       1996                         $   50
       1997                          7,050
       1998                              -
       1999                              -
       2000                              -
       2001 and thereafter          99,589
                                  --------
       Total                      $106,689
                                  ========




The Company paid $8.4 million, $7.4 million and $5.2 million in interest during the years ended December 31, 1995, 1994 and 1993, respectively.


10. Shareholders' Equity


A) The Company has 15,000,000 shares of no par value common stock authorized, of which 5,421,988 and 5,386,996 shares were issued and outstanding at December 31, 1995 and 1994, respectively. The Company is authorized to issue up to 2,069,200 shares of preferred stock, $1.00 par value per share, in one or more series and to fix the powers, designations, preferences and rights of each series. There were 11,269 shares of Series A redeemable preferred stock outstanding at December 31, 1995 and 1994. These shares were included in other liabilities at a redemption value of $28.50 per share and carry a cumulative dividend of $1.50 per share, payable semi-annually. There were also 120,000 shares of Series B redeemable preferred stock outstanding at December 31, 1995 and 1994. These shares have a redemption value of $100 per share, carry a cumulative dividend of $9.00 per share and are eliminated in consolidation as all shares are held by the Company's wholly-owned subsidiaries.

B) The Company has three stock option or stock award plans for employees and directors; the 1986 Stock Option Plan, the 1989 Non-employee Director Stock Option Plan, and the 1993 Incentive Stock Plan. At December 31, 1995, there were 330,797 shares, 60,000 shares and 100,000 shares reserved for issuance under the 1986 plan, the 1989 plan and the 1993 plan, respectively. The 1986 and 1993 plans are administered by the Compensation Committee of the Company's Board of Directors. The 1986 plan provides for the award of incentive stock options, and the 1993 plan provides for the award of incentive stock options, stock appreciation rights, or incentive stock awards to employees of the Company. The 1989 plan is administered by the Company's Board of Directors and provides for the award of non-statutory stock options to the non-employee directors. Options are granted at a price not less than market on the date of the grant and are exercisable within a period established by the Committee or the Board at the time of the grant, but not earlier than six months from the date of grant. Options expire either five or ten years from the date of grant. At December 31, 1995, the Company had 15,215 and 36,000 options available for grant under the 1986 and 1989 plans, respectively, and 100,000 options, stock appreciation rights or incentive stock awards were available for grant under the 1993 plan. Stock option transactions are summarized below:

                                                                Years Ended December 31,

                                                        1995            1994              1993
                                                      --------        --------          --------
Options outstanding at January 1                       382,421         383,566           370,056
Granted                                                      -          46,000            41,050
Exercised                                              (40,919)        (44,850)          (11,660)
Canceled                                                (1,920)         (2,295)          (15,880)
                                                      --------        --------          --------

Options outstanding at December 31                     339,582         382,421           383,566
                                                      ========        ========          ========


Option price range at December 31
     Low                                              $  10.53        $  10.53          $  10.53
     High                                             $  47.00        $  47.00          $  39.00
Options exercisable at December 31                     255,274         273,935           230,874
Options available for grant at December 31             151,215         149,295           193,000
                                                      ========        ========          ========




C) Earnings per share was determined by dividing net income, as adjusted below, by the applicable shares outstanding (in thousands):

                                                  Years Ended December 31,

                                                1995        1994         1993
                                              -------     -------      -------
                                              $34,492     $18,589      $23,635
Net income as reported
Dividends on redeemable preferred stock           (17)        (17)         (20)
                                              -------     -------      -------

Primary and fully diluted income              $34,475     $18,572      $23,615
                                              =======     =======      =======


Average common shares outstanding               5,405       5,395        5,410
Shares applicable to common stock
   equivalents                                    200         174          179
                                              -------     -------      -------

Average primary shares outstanding              5,605       5,569        5,589
Additional dilution attributable to
     common stock equivalents                      28           -            9
                                              -------     -------      -------

Average fully diluted shares outstanding        5,633       5,569        5,598
                                              =======     =======      =======


Average primary and fully diluted shares include common and common equivalent shares attributable to stock options. Common stock market prices which produce the maximum dilutive effect are used to calculate fully diluted shares attributable to stock options.

11. Employee Benefit Plan

The Company maintains a defined contribution plan, the Markel Corporation Retirement Savings Plan, in accordance with Section 401(k) of the Internal Revenue Code. The plan requires the Company to contribute, on an annual basis, 6% of each participating employee's compensation plus a matching contribution of 100% of the first 2% and 50% of the next 2% of each participating employee's contribution. Annual expenses relating to this plan were $1.9 million in 1995, 1994 and 1993.

12. Reinsurance

The Company enters into reinsurance agreements in order to reduce its liability on individual risks and enable it to underwrite policies with higher limits. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of the insurance does not legally discharge the ceding company from its primary liability for the full amount of the policies, and the ceding company is required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

The table below summarizes the effect of reinsurance on premiums written and earned (dollars in thousands):


                                      Years Ended December 31,

                       1995                1994                    1993
               -------------------  -------------------    --------------------
                Written    Earned    Written    Earned      Written     Earned
               --------   --------  --------   --------    --------    --------
Direct         $366,739   $349,417  $310,748   $291,816    $259,662    $228,568
Assumed          23,879     26,158    29,121     30,618      36,772      31,903
Ceded           (93,079)   (90,429)  (82,847)   (79,367)    (74,545)    (67,864)
               --------   --------  --------   --------    --------    --------

Net Premiums   $297,539   $285,146  $257,022   $243,067    $221,889    $192,607
               ========   ========  ========   ========    ========    ========



Incurred losses and loss adjustment expenses are net of reinsurance recoveries of $63.9 million, $67.1 million and $92.2 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Since 1993, the Company has pursued the commutation, or termination, of contracts with certain reinsurers of Shand/Evanston's 1987 and prior books of business. The objectives of the commutations were to reduce credit risk and eliminate administrative expenses associated with the run-off of reinsurance placed with certain inactive reinsurers. Primarily as a result of the commutation program, during 1995, the Company reassumed exposures for ceded unpaid losses and loss adjustment expenses in exchange for $54.6 million. In 1994 and 1993, reinsurer commutations and other settlements totaled $59.8 million and $65.9 million, respectively. In all years, pricing for commutations was based on ceded unpaid losses and loss adjustment expenses at the date of commutation plus other factors deemed appropriate by management. The recording of commutations had no effect on the Company's results of operations in 1995, 1994 and 1993.

At December 31, 1995, the Company recorded reinsurance recoverable on paid and unpaid claims of $146.0 million from 19 reinsurance companies, which represented approximately 81% of the total reinsurance recoverable on paid and unpaid claims. At December 31, 1995, reinsurers had established irrevocable letters of credit or trust accounts in the amount of $37.8 million for the Company's benefit. Requests for payments of recoverables from reinsurers are often not made for several years after the inception of a reinsurance agreement, so it is possible that the financial strength of a reinsurer may deteriorate during that period. In order to reduce its credit risk, the Company seeks to do business only with financially sound reinsurance companies and regularly reviews the financial strength of all reinsurers used.

An allowance for uncollectible reinsurance recoverable is included as a component of reinsurance recoverable on paid and unpaid losses. The allowance was $3.4 million and $10.8 million at December 31, 1995 and 1994, respectively.

13. Contingencies

A) Under the terms of the agreement for the Company's purchase of Shand/Evanston from Alexander &Alexander, Inc. (A&A), A&A is obligated to indemnify the Company with respect to certain liabilities and actions pre-dating the acquisition of Shand/Evanston. During 1994 and 1995, the Company concluded several agreements with A&A to resolve disputes regarding the scope and nature of A&A's indemnification obligations. As a result of these agreements, the Company is now responsible for defending certain claims against Shand/Evanston while A&A remains responsible for other exposures. A&A is actively performing with respect to its ongoing indemnification obligations.

A&A further provided indemnification for claims arising out of or related to the Rehabilitation of Mutual Fire Marine and Inland Marine Insurance Company (Mutual
Fire). During 1995, A&A resolved a lawsuit and certain other disputes with the Rehabilitator for Mutual Fire. This settlement favorably resolved a
material contingency   previously  reported  in  the  Company's   consolidated
financial statements.

B) The Company has other contingencies arising in the normal conduct of its operations. In the opinion of management, the resolutions of these contingencies are not expected to have a material impact on the Company's financial condition.

14. Related Party Transactions

The Company purchases investment counseling services from Hamblin Watsa Investment Counsel Ltd., a company in which a director of the Company has a significant interest. The cost of such services was $618,000, $512,000 and $1,236,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company pays commissions to Gary Markel &Associates, Inc. and Gary Markel Surplus Lines Brokerage, Inc., entities owned by a director of the Company. The commissions paid were $424,000, $344,000 and $53,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

15. Statutory Financial Information

The following table includes selected information for the Company's wholly-owned insurance subsidiaries as filed with insurance regulatory authorities (dollars in thousands):

                                             Years Ended December 31,

                                       1995            1994            1993
                                    --------         --------        --------
                                    $ 42,181         $ 26,816        $ 26,271
Net income
Statutory capital and surplus       $224,833         $164,650        $144,379

The Company's insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company. As of December 31, 1995, $188.6 million of the insurance company subsidiaries' statutory surplus was so restricted.

In converting from statutory accounting principles to generally accepted accounting principles, typical adjustments include deferral of policy acquisition costs, a provision for deferred federal income taxes and the inclusion of net unrealized gains or losses in shareholders' equity relating to fixed maturities.

16. Acquisition

On May 30, 1995,  the Company  acquired the stock of Lincoln  Insurance  Company
(LIC), an excess and surplus lines company. The acquisition was accounted for using the purchase method of accounting. The terms of the transaction provided for the Company to pay total consideration of $24.3 million which approximated the fair value of the assets acquired. Additionally, the seller will provide indemnification against adverse development of reserves for losses and loss adjustment expenses and uncollectible reinsurance, if any, in an amount up to the purchase price. The Company funded the transaction with available cash and borrowings of approximately $17.0 million under existing lines of credit. After the acquisition, LIC ceased writing business as soon as practical. However, certain portions of the business will be renewed in Essex Insurance Company, a subsidiary of the Company. The acquisition's effect on current earnings, which consist primarily of investment income from LIC's investment portfolio, was not significant in 1995.

INDEPENDENT AUDITOR'S REPORT

[KPMG Peat Marwick LLP LOGO]

The Board of Directors and Shareholders
Markel Corporation:

We have audited the accompanying consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Markel Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Effective December 31, 1993, the Company changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

/s/ KPMG PEAT MARWICK LLP



Richmond, Virginia
February 7, 1996

QUARTERLY INFORMATION

The following table presents the unaudited quarterly results of consolidated operations for 1995, 1994 and 1993 (dollare in thousands, except per share amounts):


                                        Mar. 31         June 30         Sept. 30       Dec. 31
                                        -------         -------         --------       --------
1995
   Operating revenues                   $76,525         $82,565         $91,543         $92,942
   Income before income taxes             8,838          11,286          12,835          14,968
   Net income                             6,540           8,352           8,984          10,616
   Earnings per share
      Primary                           $  1.17         $  1.49         $  1.59         $  1.88
      Fully diluted                        1.17            1.49            1.59            1.88
   Common stock price ranges
      High                              $    48 1/4     $    57         $    75 1/2     $    75 1/2
      Low                                    40 3/4          47 1/4          56 1/4          67 1/2

1994
   Operating revenues                   $65,468         $66,398         $72,414         $75,413
   Income before income taxes             7,236           6,388           5,858           6,249
   Net income                             5,210           4,599           4,218           4,562
   Earnings per share
      Primary                           $  0.93         $  0.83         $  0.76         $  0.82
      Fully diluted                        0.93            0.83            0.76            0.82
   Common stock price ranges
      High                              $    44 1/2     $    42 1/2     $    44         $    42 1/4
      Low                                    38 1/2          37 1/2          39              40 1/4

1993
   Operating revenues                   $50,841         $54,689         $61,963         $67,402
   Income before income taxes             7,899           7,680           7,635           8,942
   Net income                             5,687           5,530           5,650           6,768
   Earnings per share
      Primary                           $  1.02         $  0.99         $  1.01         $  1.21
      Fully diluted                        1.02            0.99            1.01            1.21
   Common stock price ranges
      High                              $    36 1/2     $    36 1/2     $    40 1/2     $    40 1/4
      Low                                    30 3/4          32 1/4          36 1/4          37 3/4

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company underwrites specialty insurance products and programs to niche markets. Significant areas of underwriting include professional and products liability, excess and surplus lines, specialty programs and specialty personal and commercial lines. Professional liability coverage is offered to physicians and health professionals, insurance companies, directors and officers, attorneys and architects and engineers. Products liability insurance is provided to manufacturers and distributors. Property/casualty insurance for nonstandard and hard-to-place risks is underwritten on an excess and surplus lines basis. Specialty program insurance includes coverages for camps and youth recreation, child care, health and fitness and agribusiness organizations, as well as accident and health insurance for colleges.
The Company also underwrites personal and commercial property and liability coverages for watercraft, motorcycles, automobiles, mobile homes, dwellings and commercial freight companies, and maintains wholesale and retail brokerage operations that produce business primarily for its insurance subsidiaries.

The Company relies on sound underwriting practices to produce investable funds with minimum underwriting risk which management can then invest for long-term total return. Three quarters of the Company's investable assets come from premiums paid by policyholders. Policyholder funds are invested
predominately in high quality  corporate,   government  and  municipal  bonds
with relatively short duration. The balance, comprised of shareholder funds, is available to be invested in equity securities, which over the long run, have produced superior returns relative to fixed income investments. Confidence in the ability to produce consistent underwriting profits and confidence in loss reserving practices enables the Company to invest for long-term returns.

RESULTS OF OPERATIONS

In 1995, gross premium volume totaled $402.1 million compared to $349.3 million in 1994 and $312.9 million in 1993.

Following is a comparison of gross premium volume by significant underwriting area (dollars in thousands):

                                               Years Ended December 31,
                                             1995        1994        1993
                                           --------     --------   --------
GROSS PREMIUM VOLUME
Professional/Products Liability            $127,245     $128,876   $113,337
Excess and Surplus Lines                    104,841       90,211     67,467
Specialty Program Insurance                 102,336       94,637     94,002
Specialty Personal and Commercial Lines      44,456       13,924      9,442
Other                                        23,212       21,636     28,672
                                           --------     --------   --------

     Total                                 $402,090     $349,284   $312,920
                                           ========     ========   ========

Premiums from professional/products liability insurance totaled $127.2 million in 1995 compared to $128.9 million in 1994 and $113.3 million in 1993. The Company reported growth in the medical malpractice and specified medical professions product lines in both 1995 and 1994. However,
1995 production from professional  and  products   liability   programs  was
adversely affected by increasing competition from the standard markets, especially in the insurance companies, lawyers and architects and engineers programs, which more than offset the growth in the medical malpractice and specified medical professions lines. The gain in 1994 was also aided by
higher  production  from  directors'  and officers'   professional  liability
insurance  following  increased  limits  of liability for that program.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Excess and surplus lines premiums grew 16% in 1995 to $104.8 million and 34% in 1994 to $90.2 million from $67.5 million in 1993. The increases in 1995 and 1994 were fueled by strong growth in the special property program. Special property premiums amounted to $34.2 million in 1995 compared to $21.6 million in 1994 and $7.5 million in 1993. Growth in 1995 production from other excess and surplus lines products was moderate due to increased competition during the year. Production in 1994 also reflected growth in casualty premiums primarily from more favorable market conditions.

                               [Graph]

                         Growth in Gross Premium Volume

                         1993         1994         1995
                          2.8%        11.6%        15.1%

Premiums from specialty program insurance totaled $102.3 million in 1995 compared to $94.6 million in 1994 and $94.0 million in 1993. Higher production in 1995 was prompted by policy processing improvements and other operating efficiencies. Growth in the child care programs also contributed to the 1995 and 1994 increases. In 1994, higher than expected persistency with the camps and youth recreation programs resulted in premium growth which was largely offset by the elimination or restriction of unprofitable workers' compensation business and intense competition in the health and fitness markets.

Specialty personal and commercial lines premiums rose to $44.5 million in 1995, a 219% increase over 1994 production. In 1994, premiums were $13.9 million, 47% higher than 1993 premiums of $9.4 million. New programs were primarily responsible for the growth in 1995. These programs, including property coverage for mobile homes and low value dwellings, liability coverages for commercial autos and physical damage coverage for personal autos, contributed $28.5 million to 1995 production. In 1995 and 1994, focused marketing efforts enhanced production from the specialty motorcycle program while an improved economy helped increase production in the watercraft program.

Other gross premium volume was $23.2 million in 1995 compared to $21.6 million in 1994 and $28.7 million in 1993. Other gross premium volume included premiums from the Company's brokerage operations as well as business related to the acquisition of LIC in May 1995. Production in both 1995 and 1994 reflected lower premiums from facultative reinsurance related to professional/ products liability programs and a decreased emphasis on business underwritten by managing general agents.

While certain of the Company's products may be adversely affected by the increased competition and lower rates which characterize a "soft" insurance market, the Company does not intend to relax underwriting standards or rates in order to sustain premium volume. Further, the volume of premiums
written may vary   significantly   with  the   Company's   decision  to  alter
its  product concentration to maintain or improve underwriting profitability.

Total operating revenues increased 23% to $343.6 million in 1995 from $279.7 million in 1994. Operating revenues in 1994 were 19% above the $234.9 million reported in 1993. In 1995, growth in earned premiums and substantially higher net investment income and realized gains accounted for the increase in revenues. In 1994, the increase in earned premiums and net investment income more than offset lower realized gains from the sales of investments.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Earned premiums advanced 17% to $285.1 million in 1995 and 26% to $243.1 million in 1994 from $192.6 million in 1993.

Following is a comparison of earned premiums by significant underwriting area (dollars in thousands):

                                                 Years Ended December 31,
                                               1995         1994        1993
                                             --------     --------    --------
EARNED PREMIUMS
Professional/Products Liability              $112,988     $107,735    $ 83,796
Excess and Surplus Lines                       70,160       62,236      47,526
Specialty Program Insurance                    64,582       56,002      47,413
Specialty Personal and Commercial Lines        25,181       11,180       8,943
Other                                          12,235        5,914       4,929
                                             --------     --------    --------

     TOTAL                                   $285,146     $243,067    $192,607
                                             ========     ========    ========

Premiums earned from professional/products liability insurance increased 5% in 1995 to $113.0 million and 29% in 1994 to $107.7 million from $83.8 million in 1993. The growth resulted from slightly higher retention levels in 1995 and 1994 and higher gross premium volume throughout 1994. Excess and surplus lines earned premiums rose 13% in 1995 to $70.2 million and 31% in 1994 to $62.2 million from $47.5 million in 1993. Higher gross premium volume over the past several years accounted for the increases. Specialty program insurance earned premiums increased 15% to $64.6 million in 1995 and 18% to $56.0 million in 1994 from $47.4 million in 1993. The growth was caused by increased retentions of gross premium volume over the past three years and growth in gross premiums in 1995. Specialty personal and commercial lines earned premiums rose 125% in 1995 to $25.2 million and 25% in 1994 to $11.2 million from $8.9 million in 1993. The increase was due to significant growth in gross premium volume from new programs as well as established programs over the past two years.

Net investment income increased 48% in 1995 to $43.0 million and 24% in 1994 to $29.1 million from $23.5 million in 1993. The increases reflected the impact of a significantly larger investment portfolio. Invested assets grew 49% in 1995 to $908.6 million and 2% in 1994 to $611.7 million from $597.0 million in 1993. Higher yields during 1995 further enhanced the Company's investment return.

Net realized gains from the sales of investments totaled $12.0 million in 1995 compared to $3.9 million in 1994 and $15.8 million in 1993. Over the past three years, the Company has experienced variability in its realized and unrealized investment gains. The fluctuations are primarily the result of interest rate volatility which influences the market values of fixed maturity and equity investments.

                                    [Graph]

                       Investment Earnings (in millions)
                                          1993    1994    1995
                                          ----    ----    ----
                Net realized gains        $ 16    $  4    $ 12
                Net investment income     $ 24    $ 29    $ 43
                                          ----    ----    ----
                                          $ 40    $ 33    $ 55
                                          ====    ====    ====

The Company's investment strategy seeks to maximize total investment returns over a long-term period. Total investment returns include items which impact earnings, such as net investment income and realized gains and losses from the sales of investments, as well as items which do not impact earnings, such as unrealized gains and losses. The Company does not intend to lower the quality of its investment portfolio in order to maintain yields. Further, the Company's focus on long-term total investment returns may result in variability in the level of realized investment gains and losses from one period to the next.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Total operating expenses, which included losses and loss adjustment expenses, underwriting, acquisition and insurance expenses, other operating expenses and amortization of intangible assets, were $287.2 million in 1995 compared to $246.3 million in 1994 and $197.1 million in 1993. Higher variable expenses associated with higher earned premiums accounted for the majority of the increase in 1995 and 1994.

The following is a comparison of selected data from the Company's operations (dollars in thousands):

                                                            Year Ended December 31,
                                                       1995         1994         1993
                                                    ---------    ---------    ---------
Gross premium volume                                $ 402,090    $ 349,284    $ 312,920
Net premiums written                                $ 297,539    $ 257,022    $ 221,889
Net retention                                              74%          74%          71%
Earned premiums                                     $ 285,146    $ 243,067    $ 192,607
Losses and loss adjustment expenses                 $ 186,655    $ 156,169    $ 119,463
Underwriting, acquisition and insurance expenses    $  96,113    $  80,681    $  67,255

GAAP RATIOS
Loss ratio                                                 65%          64%          62%
Expense ratio                                              34%          33%          35%
                                                    ---------    ---------    ---------

COMBINED RATIO                                             99%          97%          97%
                                                    =========    =========    =========

The combined ratio measures the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premium revenues. The loss ratio for 1995 increased to 65% from 64% in 1994 and from 62% in 1993. In 1995 loss ratios rose as increased competition and continued soft market conditions prompted the Company to establish loss reserves for current business at higher levels relative to the prior years. The increase in 1994 was due to larger reserve redundancies in 1993 and losses related to the January 1994 earthquake in Northridge, California. The 1995 expense ratio was 34% compared to 33% in 1994 and 35% in 1993. The increase in 1995 is largely the result of investments in new programs which carry nonrecurring start-up costs, as well as higher commission expenses. Cost control efforts and higher earned premiums accounted for the improvement in the expense ratio in 1994.

Non-cash expenses related to the amortization of intangible assets were $2.8 million in 1995 compared to $7.1 million in 1994 and $7.2 million in 1993. The 61% decrease in 1995 reflected the expiration of certain noncompete agreements in December 1994.

Interest expense amounted to $8.5 million in 1995 compared to $7.7 million in 1994 and $5.6 million in 1993. During 1995, the Company increased borrowings in order to facilitate the purchase of LIC, leading to higher interest expense. In November 1993 and February 1994, the Company issued fixed rate, 10-year bonds totaling $75 million and $25 million, respectively. The proceeds of the November issue and cash on hand were used to retire variable rate bank debt, while the proceeds of the February issue were used to retire certain capital lease obligations. Interest expense in 1994 increased due primarily to higher rates associated with the fixed rate bond issues and interest on short-term borrowings.

                                    [Graph]
               Earnings from Core Operations (per primary share)

                                  1993  $3.31
                                  1994  $3.77
                                  1995  $5.15

In evaluating its operating performance, the Company focuses on core underwriting and investing results before consideration of realized gains or losses from the sales of investments and expenses related to the amortization of intangible assets. Management believes this is a better indicator of the Company's performance because it reduces the variability in results associated with realized gains or losses and also eliminates the impact of accounting conventions which do not reflect current operating costs. Income from core underwriting and investing operations advanced to $29.0 million in 1995 which represented a 38% increase over 1994. In 1994, income from core operations rose 14% to $21.0 million from $18.5 million in 1993. The 1995 and 1994 increases were due to growth in earned premiums, continued underwriting profitability and higher net investment income.

Net income was $34.5 million in 1995 compared to $18.6 million in 1994 and $23.6 million in 1993. The increase in 1995 was due to substantial growth in net investment income, realized investment gains and continued underwriting profits. In 1994, higher income from core underwriting and investing operations was offset by lower realized investment gains.



CLAIMS & RESERVES

The Company maintains reserves for specific claims incurred and reported, reserves for claims incurred but not reported (IBNR) and reserves for uncollectible reinsurance. Reserves for reported claims are based primarily on case-by-case evaluations of the claims and their potential for adverse development. Reserves for reported claims consider the Company's estimate of the ultimate cost to settle the claims, including investigation and defense of lawsuits resulting from the claims, and may be subject to adjustment for differences between costs originally estimated and costs subsequently re-estimated or incurred.

Generally accepted accounting principles require that reserves for claims incurred but not reported be based on the estimated ultimate cost of settling claims (including the effects of inflation and other social and economic factors), using past experience adjusted for current trends and any other factors that would modify past experience. The Company also evaluates and adjusts reserves for uncollectible reinsurance in accordance with its collection experience and the development of the gross reserves.

Ultimate liability may be greater or less than current reserves. In the insurance industry there is always the risk that reserves may prove inadequate. Reserves are continually monitored by the Company using new information on reported claims and a variety of statistical techniques. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. The Company does not discount its reserves for losses and loss adjustment expenses to reflect estimated present value.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table presents the development of the Company's balance sheet reserves for the period 1985 through 1995 (in thousands):

                                   1985     1986     1987     1988     1989     1990     1991     1992     1993     1994     1995
                                 -------- --------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net reserves restated
  for commutations
  and other settlements          $290,468  378,570  462,977  461,250  479,634  480,576  522,100  525,322  535,776  526,633  575,268
                                 -------- --------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Paid (cumulative as of:
One year later                     68,870   77,466   98,107   79,466   87,266   84,509   82,970   93,601  144,376  131,251
Two years later                    83,592  111,834  130,717  115,260  137,874  139,175  155,506  214,362  247,716
Three years later                 101,436  134,560  158,949  157,185  176,254  192,773  251,339  295,551
Four years later                  111,875  151,880  195,230  186,228  215,655  273,300  317,548
Five years later                  121,773  175,055  213,940  225,267  278,533  329,879
Six years later                   132,537  188,654  248,897  285,135  331,904
Seven years later                 138,513  219,919  302,749  337,496
Eight years later                 146,415  270,945  354,759
Nine years later                  189,703  321,392
Ten years later                   236,585

Reserves re-estimated as of:
One year later                    323,003  405,021  475,404  471,194  474,168  476,198  512,512  519,083  532,215  517,840
Two years later                   326,735  402,152  472,670  451,851  472,079  464,321  507,450  507,411  519,840
Three years later                 327,612  401,415  454,776  448,976  464,732  460,324  492,912  493,497
Four years later                  328,658  392,508  463,402  454,140  457,922  447,988  478,529
Five years later                  325,273  410,611  471,886  451,311  445,398  433,701
Six years later                   335,605  426,402  468,857  439,385  430,381
Seven years later                 348,967  418,814  458,784  423,535
Eight years later                 348,439  409,133  442,617
Nine years later                  343,263  393,653
Ten years later                   328,936

Cumulative redundancy            $(38,468) (15,083)  20,360   37,715   49,253   46,875   43,571   31,825   15,936    8,793
  (deficiency)                   -------- --------  -------  -------  -------  -------  -------  -------  -------  -------


Cumulative %                          (13%)     (4%)      4%       8%      10%      10%       8%       6%       3%       2%

Gross liability, end of year                                                                                       652,930  734,409
Reinsurance recoverable,
  restated for commutations                                                                                        126,297  159,141
                                                                                                                   -------  -------
Net liability, end of year,
  restated for commuations                                                                                         526,633  575,268
                                                                                                                   -------  -------

Gross re-estimated liability-latest                                                                                648,006

Re-estimated recoverable-latest                                                                                    130,166
                                                                                                                   -------

Net re-estimated liability-latest                                                                                  517,850
                                                                                                                   =======

Gross cumulative redundancy                                                                                          4,924
                                                                                                                   =======

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The first line of the table shows net reserves for losses and loss adjustment expenses restated for reinsurer commutations and other settlements, and is the result of adding the reserves for losses and loss adjustment expenses as originally estimated at the end of each year and all prior years to reserves reassumed through commutations and other activities completed in 1993, 1994 and 1995.

The upper portion of the table shows the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year. The lower portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. For example, the 1990 liability for losses and loss adjustment expenses at the end of 1990 for 1990 and all prior years, adjusted for commutations, was originally estimated to be $480.6 million. Five years later (as of December 31, 1995), this amount was re-estimated to be $433.7 million, of which $329.9 million had been paid, leaving a reserve of $103.8 million for losses and loss adjustment expenses for 1990 and prior years remaining unpaid as of December 31, 1995.

Cumulative redundancy (deficiency) represents the change in the estimate from the original balance sheet date to the date of the current estimate. For example, the 1990 liability for losses and loss adjustment expenses developed a $46.9 million redundancy from December 31, 1990 to December 31, 1995 (five years later). Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the table. Moreover, as the Company writes or reinsures greater amounts of liability coverages, for which reserves are more difficult to estimate accurately, there is a greater likelihood that reserve redundancies or deficiencies will develop.

The  gross  cumulative  redundancy  for  1994  and  prior  is  presented  before
deductions  for  reinsurance.   Gross  deficiencies  and  redundancies  may  be
significantly more or less than net deficiencies and redundancies, depending on the nature and extent of applicable reinsurance.

The deficiencies in net reserves for losses and loss adjustment expenses in the 1985 and 1986 years are related primarily to Shand/Evanston's experience prior to the Company's ownership. From 1987 to 1991, Shand/Evanston increased reserves for its pre-1987 book of business by approximately $97 million. These increases were made in response to adverse development related to professional liability policies with optional extension provisions, EIL and toxic tort exposures, and potentially uncollectible reinsurance recoverables. A significant portion of the reserve increases (approximately $51 million) was ultimately offset by reductions in deferred purchase price obligations owed to the former owners of Shand/Evanston and therefore did not affect operating results.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

ENVIRONMENTAL MATTERS: From 1980 to 1985, Shand/Evanston offered EIL insurance to large companies which generated or transported or disposed of toxic wastes. The EIL coverage was intended to fill gaps in an insured's general liability coverage to the extent a gap would have existed and was offered as a primary policy with an "Other Insurance" clause. To the extent that other insurance was not valid and collectible, Shand/Evanston's EIL policy was intended to perform as primary coverage. To the extent that other insurance was valid and collectible, the policy was intended to perform as excess coverage, provided all other terms and conditions of the policy were met. All EIL policies were underwritten on a claims made basis, and in most instances, with policy limits that included the costs of defense. This book of business was reinsured with numerous reinsurers and Shand/Evanston's original retentions were less than 5% of policy limits. Policy limits ranged from $1 million per impairment with $2 million in the aggregate to $30 million per impairment with $60 million in the aggregate.

Shand/Evanston's defenses in EIL claims have generally been policy specific and have included defenses of non-disclosure and misrepresentation on policy applications, policy exclusions including site limitations, late assertion of claims and the existence of other valid and collectible insurance.

Following is an analysis of the Company's net outstanding reserves for Shand/Evanston's EIL exposures. Commutations include reinsurer commutations completed in 1995 as well as changes in reserves related to reinsurer commutations completed in earlier years (dollars in thousands):

                                                          December 31,

                                                  1995        1994       1993
                                                -------     -------     -------
Case reserves                                   $   579     $ 1,130     $ 2,339
Incurred but not reported (IBNR) reserves             -          49       4,663
Case and IBNR reserves reassumed through
     commutations                                13,125      14,008      58,629
                                                -------     -------     -------

     TOTAL                                      $13,704     $15,187     $65,631
                                                =======     =======     =======


Shand/Evanston carried net EIL case and IBNR reserves for losses and loss adjustment expenses of $13.7 million at December 31, 1995 compared to $15.2 million at December 31, 1994 and $65.6 million at December 31, 1993. Over the past three years, the Company has endeavored to close EIL claims as aggressively as reasonably possible. The decrease in net EIL reserves in 1995 and 1994 was due primarily to these efforts. Claim settlements were made within established reserves.

In some cases, the Company may be entitled to subrogation against other primary insurers. No specific provision for these potential recoveries is made when establishing reserves for losses and loss adjustment expenses. As of December 31, 1995, Shand/Evanston's net retention of case and IBNR reserves related to EIL was approximately 74% of gross EIL case and IBNR reserves.

Inception to date net paid losses and loss adjustment expenses for EIL related exposures totaled $111.3 million at December 31, 1995, of which approximately $8.6 million was litigation related expense.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

There were 9 active site exposures related to EIL at December 31, 1995 compared to 11 active site exposures at December 31, 1994 and 109 active site exposures at December 31, 1993. The 9 active site exposures at December 31, 1995 represent 9 insureds. Management believes future exposure to valid claims is limited because coverage was afforded on a claims made basis.

Shand/Evanston's exposure to toxic tort related claims originated from umbrella, excess and commercial general liability (CGL) insurance it underwrote on an occurrence basis from the late 1970's to mid-1980's. The majority of the policies attach over a self-insured retention, deductible, or other insurance. This book of business was reinsured with numerous reinsurers, and Shand/Evanston's original retention was less than 5% of policy limits. Policy limits ranged from $125,000 to $30 million. Toxic tort claims include property damage and clean-up related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, Shand/Evanston underwrote CGL coverage using a claims made form which included a pollution exclusion that significantly reduced its exposure to toxic tort claims.

Insurance coverage issues and other uncertainties have made the estimation of reserves for toxic tort exposures difficult. The outcome of legal actions to determine general liability coverages related to toxic tort issues have been inconsistent among the states with respect to whether insurance coverage exists at all; what policies provide the coverage; when and if an insurer has a duty to defend; whether the release of contaminants is one or more occurrence for purposes of determining applicable policy limits; how pollution exclusions in policies should be applied; and whether clean-up costs constitute property damage. Regulatory requirements regarding environmental matters are also inconsistent and change frequently.

Following  is  an  analysis  of  the  Company's  net  outstanding  reserves  for
Shand/Evanston's toxic tort exposures. Commutations include reinsurer commutations completed in 1995 as well as changes in reserves related to reinsurer commutations occurring in earlier years (dollars in thousands):


                                                         December 31,

                                                    1995      1994        1993
                                                 -------    -------     -------
Case reserves                                    $ 2,197    $ 2,089     $ 1,198
Incurred but not reported (IBNR) reserves          1,589      1,032       2,320
Case and IBNR reserves reassumed through
     commutations                                 44,636     24,887      16,268
                                                 -------    -------     -------

     TOTAL                                       $48,422     28,008     $19,786
                                                 =======    =======     =======


Shand/Evanston carried net toxic tort case and IBNR reserves for losses and loss adjustment expenses of $48.4 million at December 31, 1995 compared to $28.0 million at December 31, 1994 and $19.8 million at December 31, 1993. The net toxic tort reserves increased from 1993 to 1995 due to commutations with reinsurers, adverse development in the underlying exposures and reserve strengthening by management. As of December 31, 1995, Shand/Evanston's net retention of case and IBNR reserves related to toxic torts was approximately 81% of gross toxic tort case and IBNR reserves.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Inception to date net paid losses and loss adjustment expenses for toxic tort related exposures totaled $8.4 million, of which approximately $0.6 million was litigation related expense.

There were 249 open claims related to toxic torts at December 31, 1995 compared to 307 at December 31, 1994 and 417 at December 31, 1993. Of the toxic tort claims open at December 31, 1995, less than 10% were products liability asbestos or related claims. Furthermore, the average severity of toxic tort claims is substantially lower than the average severity of EIL claims.

The Company's reserves for losses and loss adjustment expenses related to EIL and toxic tort exposures represent management's best estimate of ultimate settlement values. These reserves are continually monitored by management, and the Company's statistical analyses of these reserves are reviewed by independent consulting actuaries. In addition, the Company continues to maintain unallocated IBNR reserves to further mitigate the impact of adverse development, if any, in these and other reserves.

At December 31, 1995, LIC held case reserves for toxic tort claims of $0.7 million. The sellers of LIC will indemnify the Company against adverse development of reserves for losses and loss adjustment expenses and uncollectible reinsurance, if any, in an amount up to the purchase price of approximately $24.3 million. This indemnification covers all of LIC's reserves, including those related to environmental matters.

Exposures of these types are generally subject to significant uncertainty due to potential severity and an uncertain legal climate. Reserves for these types of claims could be subject to increases in the future; however, these reserves have been established in accordance with the Company's desire to have reserves of all types that are more likely to prove to be redundant than deficient.


LIQUIDITY AND CAPITAL RESOURCES


The Company's insurance operations collect premiums and pay current claims, reinsurance costs and operating expenses. Premiums collected and positive cash flows from the insurance operations are invested primarily in short-term investments and long-term bonds. Short-term investments held by the Company's insurance subsidiaries provide liquidity for projected claims, reinsurance costs and operating expenses.

As a holding company, the Company receives cash from its subsidiaries as reimbursement for operating and other administrative expenses. The reimbursements are executed within the guidelines of various management agreements between the holding company and its subsidiaries.

The holding company also relies upon dividends from its subsidiaries to meet debt service obligations. Under the insurance laws of the various states in which the Company's insurance subsidiaries are incorporated or licensed to write insurance, an insurer is restricted in the amount of dividends it may pay without prior approval of regulatory authorities. Pursuant to such laws, at December 31, 1995, the Company's insurance subsidiaries could pay dividends of $36.2 million without prior regulatory approval.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The Company's invested assets increased to $908.6 million at December 31, 1995 from $611.7 million at December 31, 1994. The increase in invested assets was largely due to operating cash flows which included cash provided by reinsurer commutations and other settlements, the purchase of LIC and an increase in the market value of the Company's fixed maturity and equity investments. Absent unusual circumstances, the Company expects that the rate of future investment portfolio growth will moderate and result primarily from normal operating cash flows.

                                    [Graph]


                         Invested Assets (in millions)

                              1993          $597
                              1994          $612
                              1995          $909

Long-term debt increased to $106.7 million at December 31, 1995 from $100.7 million at December 31, 1994. The increase was due to the purchase of LIC in May 1995. In 1994, the Company arranged a revolving credit facility which provides up to $40.0 million of funds for working capital and other general corporate purposes. As of December 31, 1995, $7.0 million was outstanding under the revolving credit facility.

The insurance operations require capital to support premium writings. The National Association of Insurance Commissioners (NAIC) developed a model law and risk-based capital formula designed to help regulators identify property/casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The capital and surplus at December 31, 1995 of each of the Company's insurance subsidiaries was above the calculated minimum regulatory threshold. The Company believes that its insurance subsidiaries have sufficient capital to support their expected near-term writings.

IMPACT OF INFLATION

Property and casualty insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such expenses, is known. Consequently, in establishing premiums, the Company attempts to anticipate the potential impact of inflation. Inflation is also considered by the Company in the determination and review of reserves for losses and loss adjustment expenses since portions of these reserves are expected to be paid over extended periods of time. The importance of continually reviewing reserves is even more pronounced in periods of extreme inflation.

IMPACT OF ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, a company should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss would be recognized if the sum of the expected future cash flows, undiscounted, is less than the carrying amount of the asset. SFAS 121 also establishes standards for recording an impairment loss for certain assets that are subject to disposal. The Company expects that adoption will have no impact on the Company's consolidated financial position or results of operations.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. The Standard establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock option plans. While SFAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument, it also allows an entity to continue to measure compensation costs for those plans using Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. The Company has evaluated SFAS 123 and has elected to continue to measure the costs of its stock-based compensation plans under APB 25. Accordingly, the implementation of SFAS 123 will have no impact on the Company's consolidated financial position or results of operations.

Operating Units

ESSEX INSURANCE COMPANY  Glen Allen, Virginia
Britton L. Glisson, President and Chief Operating Officer

Provides excess and surplus lines property & casualty insurance.

Rated "A" (Excellent) by A.M. Best Company, Inc.

SHAND/EVANSTON GROUP  Evanston, Illinois
Paul W. Springman, President and Chief Operating Officer
Michael A. Rozenberg, Executive Vice President and Chief Administrative Officer

Provides medical malpractice, professional, products, and errors & omissions liability insurance and specialty casualty coverages through the Evanston Insurance Company.

Rated "A" (Excellent) by A.M. Best Company, Inc.

MARKEL INSURANCE COMPANY  Glen Allen, Virginia
Ronald A. Abram, President and Chief Operating Officer
Michael W. Powell, Executive Vice President

Specializes in insurance for agribusiness, camps and youth recreation, child care, health & fitness, and other types of specialty program business.

Rated "A-" (Excellent) by A.M. Best Company, Inc.

MARKEL AMERICAN INSURANCE COMPANY  Glen Allen, Virginia
Mark J. Rickey, President and Chief Operating Officer
Timberlee T. Grove, Senior Vice President

Underwrites watercraft, motorcycle, mobile homes, dwelling, personal automobile, commercial trucking and other miscellaneous products.

Rated "A" (Excellent) by A.M. Best Company, Inc.

MARKEL SERVICE, INC.  Glen Allen, Virginia
Robert M. Bryant, Vice President

Serves as wholesale broker for independent agents in the mid-atlantic states placing business primarily in Markel-owned companies.

MARKET AND DIVIDEND INFORMATION

The Company's common stock is traded in the NASDAQ stock market under the symbol MAKL. The number of shareholders of record as of January 31, 1996 was 491. The total number of shareholders, including those holding shares in "street name" or in brokerage accounts is estimated to be in excess of 2,000. The Company's current strategy is to retain earnings, permitting the Company to take advantage of expansion and acquisition opportunities. Consequently, the Company has never paid a cash dividend on its common stock.

NASDAQ quotations during 1995 reflect a high sales price of $75.50 and a low sales price of $40.75. See quarterly information for additional quarterly sales price information.


SHAREHOLDER RELATIONS, FORM 10-K

Information about Markel Corporation, including the Form 10-K filed with the Securities and Exchange Commission, may be obtained without charge by writing Mr. Bruce A. Kay, Vice President-Investor Relations, at the corporate offices, or by calling (800) 446-6671.

ANNUAL SHAREHOLDER'S MEETING

Shareholders of Markel Corporation are invited to attend the Annual Meeting to be held at The Jefferson Hotel, Franklin and Adams Streets, Richmond, Virginia at 4:30 p.m., May 7, 1996.

TRANSFER AGENT

First Union National Bank
Shareholder Services Group
Two First Union Center
301 South Tryon Street
Charlotte, North Carolina 28288-1154
(800) 829-8432

CORPORATE OFFICES

Markel Corporation
4551 Cox Road
Glen Allen, Virginia 23060
(804) 747-0136
(800) 446-6671

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

ALAN I. KIRSHNER
Chairman of the Board and Chief Executive Officer

LESLIE A. GRANDIS
Partner
McGuire Woods Battle & Boothe, LLP

STEWART M. KASEN
President and Chief Operating Officer
Best Products Co., Inc.

ANTHONY F. MARKEL
President and Chief Operating Officer

GARY L. MARKEL
President
Gary Markel & Associates, Inc.

STEVEN A. MARKEL
Vice Chairman

DARRELL D. MARTIN
Executive Vice President and Chief Financial Officer

V. PREM WATSA
Principal
Hamblin Watsa Investment Counsel Ltd.


EXECUTIVE OFFICERS

ALAN I. KIRSHNER
Chairman of the Board and Chief Executive Officer

ANTHONY F. MARKEL
President and Chief Operating Officer

STEVEN A. MARKEL
Vice Chairman

DARRELL D. MARTIN
Executive Vice President and Chief Financial Officer