Form 10-K405/A, Exhibit 13
period 1995-12-31
MARKEL CORP
filed 1996-04-09
CIK 803509

Selected Financial Data (dollars in millions, except per share data)



                                                          Years Ended December 31,

                                                     1995           1994         1993
                                                   ------        -------       ------
RESULTS OF OPERATIONS (1)
Earned premiums                                    $  285        $  243        $  193
Net investment income                                  43            29            24
Total operating revenues                              344           280           235
Net income                                             34            19            24

PRIMARY EARNINGS PER SHARE (2)
Core operations                                    $ 5.15        $ 3.77        $ 3.31
Net realized gains                                   1.39          0.45          1.83
Nonrecurring items                                      -             -             -
Amortization expense                                (0.39)        (0.89)        (0.91)
Net income                                         $ 6.15        $ 3.33        $ 4.23

FINANCIAL POSITION (1)(3)(4)
Total investments                                  $  909        $  612        $  597
Total assets                                        1,315         1,103         1,135
Unpaid losses and loss adjustment expenses            734           653           688
Long-term debt                                        107           101            78
Total shareholders' equity                            213           139           151

RATIO ANALYSIS
GAAP combined ratio                                    99%           97%           97%
Investment yield (5)                                    6%            5%            5%
Total return (6)                                       15%           (2%)          11%
Debt to total capital                                  33%           42%           34%
Return on average shareholders' equity                 20%           13%           18%

PER SHARE DATA (2)
Common shares  outstanding (in thousands)           5,422         5,387         5,414
Total investments                                $ 167.57       $113.55       $110.27
Book value                                          39.37       $ 25.71       $ 27.83
Growth in book value                                   53%           (8%)          38%
5-Year CAGR in book value (7)                          31%           17%           25%
Closing stock price                              $  75.50       $ 41.50       $ 39.38



                                     1992          1991       1990       1989        1988       1987       1986   10-Year CAGR(7)
                                   ------        ------      ------     ------      ------     ------      -----  ---------------
RESULTS OF OPERATIONS (1)
Earned premiums                    $  153        $  152      $   33     $   24      $   20     $   13      $  10      52%
Net investment income                  27            31           7          5           4          2          2      44%
Total operating revenues              206           223          73         48          37         28         25      36%
Net income                             26            14           6         14          11          7          5      42%

PRIMARY EARNINGS PER SHARE (2)
Core operations                    $ 3.03        $ 2.61      $ 1.76     $ 1.33      $ 1.61     $ 0.86      $0.98      32%
Net realized gains                   0.89          0.94        0.13       0.89        0.28       0.14       0.08       -
Nonrecurring items                   1.90          0.28       (0.41)      0.65        0.45       0.51       0.29       -
Amortization expense                (1.18)        (1.15)      (0.43)     (0.25)      (0.05)         -          -       -
Net income                         $ 4.64        $ 2.68      $ 1.05     $ 2.62      $ 2.29    $  1.51      $1.35      37%

FINANCIAL POSITION (1)(3)(4)
Total investments                  $  434        $  415      $  360     $   66      $   51    $    43      $  30      47%
Total assets                        1,129           700         670        196         147        104         57      43%
Unpaid losses and loss
  adjustment expenses                 733           346         302         31          27         22          6       -
Long-term debt                        101            94         127         44          24         21          3       -
Total shareholders' equity            109            83          55         60          45         20         15      51%

RATIO ANALYSIS
GAAP combined ratio                    97%          106%         81%        78%         84%        85%        78%      -
Investment yield (5)                    6%            7%         10%         8%          8%         8%         8%      -
Total return (6)                        7%           16%          8%        11%         11%         6%        10%      -
Debt to total capital                  48%           53%         70%        42%         35%        52%        15%      -
Return on average
  shareholders' equity                 27%           21%         10%        26%         33%        38%        55%      -

PER SHARE DATA (2)
Common shares  outstanding
  (in thousands)                    5,403         5,332       5,323      5,401       5,220      4,320      4,320       -
Total investments                  $80.27        $77.91      $67.59     $12.31      $ 9.71     $ 9.97      $6.92      41%
Book value                         $20.24        $15.59      $10.27     $11.69      $ 9.22     $ 4.66      $3.42      45%
Growth in book value                   30%           52%        (12%)       27%         98%        36%       268%      -
5-Year CAGR in book value (7)          34%           35%        -           -            -          -          -       -
Closing stock price                $31.25        $22.00      $11.75     $22.50      $15.42     $11.46      $8.13       -


(1) In December 1990, the Company acquired the remaining ownership interests of a previously unconsolidated subsidiary, Shand/Evanston Group, Inc. (Shand/Evanston). Assets and liabilities reflect the consolidation of Shand/Evanston beginning in 1990, and income reflects the consolidation of the revenues and expenses of Shand/Evanston in 1991 and subsequent years.

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

(7) CAGR - compound annual growth rate.

CONSOLIDATED BALANCE SHEETS

                                                                                             December 31,
                                                                                       1995                1994
                                                                                    ----------          ----------
                                                                                      (dollars in thousands)
ASSETS
Investments, available-for-sale,  at estimated fair value
    Fixed maturities (cost of  $683,568  in 1995 and  $441,983  in 1994)            $  706,055          $  423,114
    Equity  securities  (cost of $104,538 in 1995 and  $98,117 in 1994)                134,346             107,315
    Short-term  investments  (estimated fair value approximates cost)                   68,182              81,258

    Total Investments, Available-For-Sale                                              908,583             611,687
                                                                                    ----------          ----------

Cash and cash equivalents                                                               18,315              10,229
Receivables                                                                             47,210              71,561
Reinsurance  recoverable on unpaid losses                                              159,141             180,934
Reinsurance recoverable on paid losses                                                  20,404              45,163
Deferred policy  acquisition  costs                                                     32,024              26,064
Prepaid  reinsurance  premiums                                                          39,728              37,290
Property and equipment                                                                  27,729              43,288
Intangible assets                                                                       41,657              45,086
Other assets                                                                            19,746              32,186

    Total Assets                                                                    $1,314,537          $1,103,488
                                                                                    ==========          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Unpaid losses and loss adjustment expenses                                          $  734,409          $  652,930
Unearned premiums                                                                      170,697             146,553
Payables to insurance companies                                                         17,247              20,757
Long-term debt (estimated fair value of $109,189 in 1995 and $87,489 in 1994)          106,689             100,686
Other liabilities                                                                       72,053              44,061

    Total Liabilities                                                                1,101,095             964,987
                                                                                    ----------          ----------

Shareholders' equity
    Common stock                                                                        23,118              22,929
    Retained earnings                                                                  156,333             121,858
    Net unrealized  gains (losses) on fixed  maturities and equity  securities,
        net of tax expense of $18,304 in 1995 and tax benefit of $3,385 in 1994         33,991              (6,286)

    TOTAL SHAREHOLDERS' EQUITY                                                         213,442             138,501
                                                                                    ----------          ----------
Commitments and contingencies

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                                    $1,314,537          $1,103,488
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
                                                                    ======       =======     ========      =======     ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years Ended December 31,
                                                                                  1995              1994           1993
                                                                               ---------         ---------      ---------
                                                                                          (dollars in thousands)

OPERATING ACTIVITIES
Net income                                                                     $  34,492         $  18,589      $  23,635
Adjustments to reconcile net income to net cash provided by
 operating activities
         Deferred income tax expense (benefit)                                     1,374             4,328         (1,131)
         Depreciation and amortization                                            11,088            15,361         13,037
         Net realized gains from investment sales                                (11,952)           (3,870)       (15,756)
         Proceeds from reinsurer  commutations and other settlements              82,637            31,818         65,900
         Increase in receivables                                                    (296)          (10,261)       (16,234)
         Increase in deferred  policy  acquisition  costs                         (3,563)           (2,513)        (9,708)
         Increase (decrease) in unpaid losses and loss
            adjustment expenses, net                                              43,133           (21,224)         7,731
         Increase in unearned premiums, net                                       12,393            14,014         29,252
         Increase (decrease) in payables to insurance companies                   (7,270)           13,782         (3,202)
         Increase (decrease) in current income taxes                                (894)           (2,344)         2,469
         Other                                                                     7,867             3,310         (3,981)
                                                                               ---------         ---------      ---------

         NET CASH PROVIDED BY OPERATING ACTIVITIES                               169,009            60,990         92,012
                                                                               =========         =========      =========

INVESTING ACTIVITIES
   Proceeds from sales of fixed maturities and equity  securities                586,121           344,433        454,392
   Proceeds from maturities of fixed maturities                                   35,993            15,983         33,129
   Cost of fixed maturities and equity securities purchased                     (793,058)         (400,936)      (585,396)
   Net change in short-term investments                                           13,076           (17,099)         3,998
   Purchase of Lincoln Insurance Company, net of cash acquired                   (21,747)                -              -
   Net proceeds from sale of buildings                                            19,068                 -              -
   Decrease in funds held in escrow                                                    -                 -         20,055
   Additions to property and equipment                                            (4,509)           (7,025)        (4,644)
   Other                                                                          (1,989)            1,469         (1,452)
                                                                               ---------         ---------      ---------

         NET CASH USED BY INVESTING ACTIVITIES                                  (167,045)          (63,175)       (79,918)
                                                                               =========         =========      =========

FINANCING ACTIVITIES
   Borrowings under credit facility                                               27,500                 -              -
   Net proceeds from issuance of long-term debt                                        -            29,280         83,735
   Repayments of long-term debt and credit facility                              (21,550)           (7,550)      (107,195)
   Retirement of capital lease                                                         -           (19,584)             -
   Other                                                                             172            (2,118)           140

         NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                          6,122                28        (23,320)
                                                                               =========         =========      =========

Increase (decrease) in cash and cash equivalents                                   8,086            (2,157)       (11,226)
Cash and cash equivalents at beginning of year                                    10,229            12,386         23,612

Cash and cash equivalents at end of year                                       $  18,315          $ 10,229      $  12,386
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

2. Investments

a) Following is a summary of investments (dollars in thousands):

                                                                           December 31, 1995
                                                                     Gross          Gross       Estimated
                                                    Amortized      Unrealized    Unrealized        Fair
                                                      Cost           Gains         Losses         Value
                                                    ---------      ----------    ----------     ---------
Fixed maturities
  U.S. Treasury securities and obligations
    of U.S. government agencies                     $211,779         $ 4,384      $   (212)      $215,951
  Obligations of states and political
    subdivisions                                     109,314           3,674          (177)       112,811
  Corporate securities                               360,471          15,967        (1,294)       375,144
  Other debt securities                                2,004             145             -          2,149
                                                    ---------      ----------    ----------     ---------

  Total fixed maturities                             683,568          24,170        (1,683)       706,055
Equity securities                                    104,538          40,542       (10,734)       134,346
Short-term investments                                68,182               -             -         68,182

    TOTAL                                           $856,288         $64,712      $(12,417)      $908,583
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

Minimum annual rental commitments for noncancelable operating leases at December 31, 1995 were as follows (dollars in thousands):

Year Ending December 31,

     1996                      $ 2,692
     1997                        2,837
     1998                        2,675
     1999                        2,577
     2000                        2,581
     2001 and thereafter        12,830
                               -------
     Total                     $26,192
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

8. Unpaid Losses and Loss Adjustment Expenses

The following table sets forth a reconciliation of beginning and ending reserves for losses and loss adjustment expenses (dollars in thousands):

                                                                Years Ended December 31,
                                                           1995            1994            1993
                                                         --------        --------        --------
NET RESERVES FOR LOSSES AND LOSS ADJUSTMENT
     EXPENSES, BEGINNING OF YEAR                         $471,996        $426,796        $353,114
     Commutations and other settlements                    54,637          59,818          65,900
     Lincoln Insurance Company reserves for
        losses and loss adjustment expenses at
        acquisition date                                   35,233               -               -
                                                         --------        --------        --------

RESTATED NET RESERVES FOR LOSSES
     AND LOSS ADJUSTMENT EXPENSES,
     BEGINNING OF YEAR                                   $561,866        $486,614        $419,014

Incurred losses and loss adjustment expenses
     Current year                                         195,448         159,730         125,454
     Prior years                                           (8,793)         (3,561)         (5,991)
                                                         --------        --------        --------

TOTAL INCURRED LOSSES AND
     LOSS ADJUSTMENT EXPENSES                             186,655         156,169         119,463

Payments
     Current year                                          42,002          27,456          22,253
     Prior years                                          131,251         144,376          93,646
                                                         --------        --------        --------

TOTAL PAYMENTS                                            173,253         171,832         115,899

Other                                                           -           1,045           4,218
                                                         --------        --------        --------

NET RESERVES FOR LOSSES AND LOSS
     ADJUSTMENT EXPENSES, END OF YEAR                     575,268         471,996         426,796
                                                         --------        --------        --------

Reinsurance recoverable on unpaid losses                  159,141         180,934         261,037
                                                         --------        --------        --------

GROSS RESERVES FOR LOSSES AND LOSS
     ADJUSTMENT EXPENSES, END OF YEAR                    $734,409        $652,930        $687,833
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

13. Contingencies

a) Under the terms of the agreement for the Company's purchase of Shand/Evanston from Alexander & Alexander, Inc. (A&A), A&A is obligated to indemnify the Company with respect to certain liabilities and actions pre-dating the acquisition of Shand/Evanston. During 1994 and 1995, the Company concluded
several  agreements with  A&A  to  resolve  disputes   regarding  the  scope
and nature of A&A's indemnification obligations. As a result of these agreements, the Company is now responsible for defending certain claims against Shand/Evanston while A&A remains responsible for other exposures. A&A is actively performing with respect to its ongoing indemnification obligations.

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

The Company pays commissions to Gary Markel & Associates, Inc. and Gary Markel Surplus Lines Brokerage, Inc., entities owned by a director of the Company. The commissions paid were $424,000, $344,000 and $53,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

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

RESULTS OF OPERATIONS

In 1995, gross premium volume totaled $402.1 million compared to $349.3 million in 1994 and $312.9 million in 1993.

Following is a comparison of gross premium volume by significant underwriting area (dollars in thousands):

                                               Years Ended December 31,
GROSS PREMIUM VOLUME                         1995         1994       1993
                                           --------     --------   --------
Professional/Products Liability            $127,245     $128,876   $113,337
Excess and Surplus Lines                    104,841       90,211     67,467
Specialty Program Insurance                 102,336       94,637     94,002
Specialty Personal and Commercial Lines      44,456       13,924      9,442
Other                                        23,212       21,636     28,672
                                           --------     --------   --------

     Total                                 $402,090     $349,284   $312,920
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

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Earned premiums advanced 17% to $285.1 million in 1995 and 26% to $243.1 million in 1994 from $192.6 million in 1993.

Following is a comparison of earned premiums by significant underwriting area (dollars in thousands):

                                                 Years Ended December 31,
EARNED PREMIUMS                                1995         1994        1993
                                             --------     --------    --------

Professional/Products Liability              $112,988     $107,735    $ 83,796
Excess and Surplus Lines                       70,160       62,236      47,526
Specialty Program Insurance                    64,582       56,002      47,413
Specialty Personal and Commercial Lines        25,181       11,180       8,943
Other                                          12,235        5,914       4,929
                                             --------     --------    --------

     TOTAL                                   $285,146     $243,067    $192,607
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

                       Investment Earnings ($ in millions)

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

                                                            Years Ended December 31,
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

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

                                    [Graph]

               Earnings from Core Operations ($ per primary share)

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

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table presents the development of the Company's balance sheet reserves for the period 1985 through 1995 (in thousands):

                                   1985     1986     1987     1988     1989     1990     1991     1992     1993     1994     1995
                                 -------- --------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net reserves restated
  for commutations
  and other settlements          $290,468  378,570  462,977  461,250  479,634  480,576  522,100  525,322  535,776  526,633  575,268
                                 -------- --------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Paid (cumulative as of:
One year later                     68,870   77,466   98,107   79,466   87,266   84,509   82,970   93,601  144,376  131,251
Two years later                    83,592  111,834  130,717  115,260  137,874  139,175  155,506  214,362  247,716
Three years later                 101,436  134,560  158,949  157,185  176,254  192,773  251,339  295,551
Four years later                  111,875  151,880  195,230  186,228  215,655  273,300  317,548
Five years later                  121,773  175,055  213,940  225,267  278,533  329,879
Six years later                   132,537  188,654  248,897  285,135  331,904
Seven years later                 138,513  219,919  302,749  337,496
Eight years later                 146,415  270,945  354,759
Nine years later                  189,703  321,392
Ten years later                   236,585

Reserves re-estimated as of:
One year later                    323,003  405,021  475,404  471,194  474,168  476,198  512,512  519,083  532,215  517,840
Two years later                   326,735  402,152  472,670  451,851  472,079  464,321  507,450  507,411  519,840
Three years later                 327,612  401,415  454,776  448,976  464,732  460,324  492,912  493,497
Four years later                  328,658  392,508  463,402  454,140  457,922  447,988  478,529
Five years later                  325,273  410,611  471,886  451,311  445,398  433,701
Six years later                   335,605  426,402  468,857  439,385  430,381
Seven years later                 348,967  418,814  458,784  423,535
Eight years later                 348,439  409,133  442,617
Nine years later                  343,263  393,653
Ten years later                   328,936

Cumulative redundancy            $(38,468) (15,083)  20,360   37,715   49,253   46,875   43,571   31,825   15,936    8,793
  (deficiency)                   -------- --------  -------  -------  -------  -------  -------  -------  -------  -------


Cumulative %                          (13%)     (4%)      4%       8%      10%      10%       8%       6%       3%       2%

Gross liability, end of year                                                                                       652,930  734,409
Reinsurance recoverable,
  restated for commutations                                                                                        126,297  159,141
                                                                                                                   -------  -------
Net liability, end of year,
  restated for commuations                                                                                         526,633  575,268
                                                                                                                   -------  -------

Gross re-estimated liability-latest                                                                                648,006

Re-estimated recoverable-latest                                                                                    130,166
                                                                                                                   -------

Net re-estimated liability-latest                                                                                  517,840
                                                                                                                   =======

Gross cumulative redundancy                                                                                          4,924
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


                         Invested Assets ($ in millions)

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